Exhibit 99.1

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

Bell announces offering of MTN Debentures

MONTRÉAL, March 25, 2015 - Bell Canada (Bell) today announced the public offering of Cdn $500 million of MTN Debentures pursuant to its medium term notes (MTN) program.

The $500 million 4.35% MTN Debentures, Series M-39, will be dated March 30, 2015, will mature on December 18, 2045, and will be issued at a price of Cdn $99.519 per $100 principal amount. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc.

The net proceeds of the offering are intended to be used for general corporate purposes, including the repayment of outstanding commercial paper and to fund capital expenditures.

The MTN Debentures are being publicly offered in all provinces of Canada through a syndicate of agents. Closing of the offering of the MTN Debentures is expected to occur on March 30, 2015.

There shall be no offer, solicitation or sale of securities of Bell in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The MTN Debentures have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States. This press release shall not constitute an offer to sell securities in the United States.

The MTN Debentures are being issued pursuant to a Short Form Base Shelf Prospectus dated November 14, 2014 and a Prospectus Supplement dated February 10, 2015. Bell will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of MTN Debentures, the intended use of the net proceeds of such sale and other statements that are not historical facts. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed offering referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the above-

mentioned proposed sale of the MTN Debentures is subject to customary closing terms and other risks and uncertainties. Accordingly, there can be no assurance that the proposed sale of the MTN Debentures will occur, or that it will occur at the expected time indicated in this news release.

About Bell

Bell is Canada's largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal's BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

 Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca